January 5, 2017	VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg
Ms. Lisa Vanjoske

RE:	Sucampo Pharmaceuticals, Inc.
Form 8-K dated November 9, 2016
Filed November 9, 2016
File No. 1-33609

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter to Sucampo Pharmaceuticals, Inc. (the “Company”) dated December 28, 2016 with respect to the Company’s Current Report on Form 8-K filed on November 9, 2016 (the “Comments”). Set forth below are the Company’s responses to the Comments.

Form 8-K dated November 9, 2016

Exhibit 99.1

1.	You state “This press release contains non-GAAP earnings and adjusted EBITDA as listed in the first table above, which is GAAP net income before interest, tax, depreciation, amortization, stock option expense and intangible impairment.” This description does not describe all the adjustments made to arrive at the non-GAAP measure. Please confirm that, in future similar exhibits, you will revise your narrative description of what your non-GAAP measure represents to be consistent with how those measures are determined as presented in the table

Response to Comment 1:

In response to the Staff’s comment, the Company will ensure in future filings that its narrative description of what its non-GAAP measures represent is consistent with how those measures are determined as presented in the tables.

January 5, 2017
Page Two

Exhibit 99.2

2.	Please confirm that, in future similar exhibits, you will include reconciliations to the most comparable GAAP measures as required by Rule 100(a)(2) of Regulation G.

Response to Comment 2:

In response to the Staff’s comment, the Company confirms that in future similar exhibits it will include reconciliations to the most comparable GAAP measures as required by Rule 100(a)(2) of Regulation G.

Please email any additional comment letters concerning the above-referenced filing to asmith@sucampo.com with a copy to jmiller@sucampo.com and direct any questions or comments concerning the above-referenced filing or this response letter to the either Andrew Smith or Joe Miller via email or phone at 240-223-3639 or 240-223-3601, respectively.

Very truly yours,

Andrew Smith, Chief Financial Officer
Sucampo Pharmaceuticals, Inc.

cc:	Matthias Alder,	Executive Vice President, General Counsel and Corporate Secretary,
Sucampo Pharmaceuticals, Inc.
	Joe Miller,	Vice President, Finance, Sucampo Pharmaceuticals, Inc.
	Alex Driggs,	Vice President, Legal Affairs and Deputy General Counsel,
Sucampo Pharmaceuticals, Inc.
	Brent B. Siler,	Cooley LLP